FORM OF LETTER TO CLIENTS OF NOMINEE HOLDERS

[Letterhead of Dealer, Bank, Trust Company or Nominee]

21,119,488 Shares of Common Stock
Offered Pursuant to Rights Distributed to Record Stockholders of
Xfone, Inc.

[●] ,2011

To Our Clients:

Enclosed for your consideration are the Prospectus, dated [●], 2011 (the “Prospectus”), and the “Instructions for Use of Xfone, Inc. Subscription Rights Certificates” relating to the offering (the “Rights Offering”) by Xfone, Inc. (the “Company”) of shares of its common stock, par value $0.001 per share (the “Common Stock”), pursuant to non-transferable, non-tradable subscription rights (the “Rights”) distributed to all holders of record of shares of Common Stock, at the close of business on [●], 2011 (the “Record Date”).  The Rights are described in the Company’s Prospectus.

In the Rights Offering, the Company is offering an aggregate of 21,119,488 shares of its Common Stock (the “Underlying Shares”) pursuant to the Prospectus.  The Rights will expire, if not exercised, by 5:00 p.m., New York City Time (midnight, Israel time), on [●], 2011 (the "Expiration Date").

As described in the accompanying Prospectus, you will receive one (1) Right for every one (1) share of Common Stock owned of record as of the close of business on the Record Date, subject to adjustments to eliminate fractional rights.

Each whole Right allows the holder thereof to subscribe for one (1) a share of Common Stock (the “Basic Subscription Privilege”) at the cash price of $0.30 per share (the “Subscription Price”).  Fractional Rights or cash in lieu of fractional Rights will not be issued in the Rights Offering.  Fractional Rights will be rounded up to the nearest whole number.  As an example, if you owned 1,000 shares of Common Stock as of the Record Date, you would receive 1,000 Rights pursuant to your Basic Subscription Privilege, and you would have the right to purchase 1,000 shares of Common Stock in the Rights Offering pursuant to your Basic Subscription Privilege.

In addition, each holder of Rights who exercises his Basic Subscription Privilege in full will be eligible to subscribe (the “Oversubscription Privilege”) at the same Subscription Price of $0.30 per share, for additional shares of Common Stock unclaimed by other holders of rights in this offering on a pro rata basis as of 5:00 p.m., New York City Time (midnight, Israel time), on the Expiration Date (the “Excess Shares”). “Pro rata” means in proportion to the number of shares of Common Stock that all holders of Rights who have fully exercised their Basic Subscription Privileges on their Common Stock holdings have requested to purchase pursuant to the Oversubscription Privilege.  Each holder of Rights may exercise his Oversubscription Privilege only if he exercised his Rights under the Basic Subscription Privilege in full and other holders of Rights do not exercise their Rights under the Basic Subscription Privilege in full.  If there is not a sufficient number of Excess Shares to satisfy all requests for subscriptions made under the Oversubscription Privilege, the Company will allocate the remaining Excess Shares  pro rata, after eliminating all fractional shares, among those Rights holders who exercised their Oversubscription Privileges.  For the purposes of determining their eligibility for the Oversubscription Privilege, holders will be deemed to have exercised their Basic Subscription Privilege in full if they subscribe for the maximum number of Underlying Shares available under their Basic Subscription Privilege. For example, if X shareholder subscribes for 20 shares and Y shareholder subscribes for 30 shares pursuant to their oversubscription privileges and there are only 30 shares available for oversubscription, X would receive the right to purchase 20/50 of the 30 shares available for oversubscription and Y would receive the right to purchase 30/50 of the 30 shares available for oversubscription.  See “The Rights Offering-Subscription Rights-Oversubscription Privilege” in the Prospectus.

No holder can own, as a result of the exercise of his/her/its Basic Subscription Privilege or the Oversubscription Privilege a number of shares of our common stock which would result in such holder owning, as of the consummation of the Rights Offering, in excess of 30% of our Common Stock, on a fully-diluted basis. The U.S. Subscription Agent will return any excess payments by mail without interest or deduction promptly after the expiration of the subscription period.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”).  Rights may not be sold, transferred, or assigned;  provided ,  however , that Rights are transferable by operation of law (for example, a transfer of Rights to the estate of a recipient upon the recipient’s death).

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME.  EXERCISES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.  Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering.  The Rights Offering will expire at 5:00 p.m., New York City Time, on the Expiration Date.  Once you have exercised your Rights under the Basic Subscription Privilege and the Oversubscription Privilege, such exercise may not be revoked or changed.

If you wish to have us, on your behalf, exercise the Rights for any shares of Common Stock to which you are entitled, please so instruct us by timely completing, executing and returning to us the instruction form attached to this letter.

With respect to any instructions to exercise (or not to exercise) Rights, the enclosed Beneficial Ownership Election must be completed and returned such that it will be actually received by us by 5:00 p.m., New York City Time, (midnight Israel time) on [●], 2011, the last business day prior to the scheduled expiration date of the Rights Offering of [●], 2011.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO INSTITUTIONAL MARKETING SERVICES ("IMS"), THE INFORMATION AGENT WHO CAN BE REACHED AT THE TELEPHONE NUMBER (203) 972-9200.